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                                                                       Exhibit 2

MATRIX SERVICE COMPANY ADOPTS STOCKHOLDER RIGHTS PLAN


TULSA, OKLAHOMA, November 3, 1999: Matrix Service Company (Nasdaq:MTRX) today announced its board of directors has authorized the adoption of a stockholder rights plan. The rights will be issued on November 12, 1999, to stockholders of record on that date, and will expire on November 12, 2009, unless earlier redeemed, exchanged or amended by the board of directors.

     Bradley Vetal, President of the Company said: "We believe this plan, which is similar to plans adopted by a significant number of U.S. public companies, is a prudent step in protecting the interests of our stockholders in connection with any effort to acquire control of the company. The plan seeks to ensure that all stockholders will receive a fair price and equitable treatment in the event of unsolicited attempts to acquire the company. The adoption of this plan is not in response to any pending takeover threats. The issuance of the rights does not in any way affect our business plans, has no dilutive effect on the number of common shares outstanding and will not affect reported earnings per share."

     The plan provides for the issuance of one right for each outstanding share of Matrix common stock. Initially, the rights will trade together with the common stock and will not be exercisable. In the absence of further board action, should a person or group acquire 15 percent or more of the outstanding shares of the Company's outstanding common stock, the rights generally will become exercisable and allow the stockholder, other than the acquiring person or group, to acquire common stock at a discounted price. An exception has been made to the 15 percent trigger for the holdings of David L. Babson & Co. that currently exceed 12 percent. Under certain circumstances, the rights will entitle the holder to buy shares in the acquiring entity at a discounted price. At the option of the board of directors, Matrix may redeem all rights for $.01 per right at any time prior to the time the rights become exercisable.